03013115

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32493

SEC MAIL RECEIVED PROCESSING
FEB 2 8 2003
WASH. D.C. 187 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PNC Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

249 Fifth Avenue
(No. and Street)

Pittsburgh	**PA**	**15222**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson **412-762-6348**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name – *of individual, state last, first, middle name*)

2500 One PPG Place	**Pittsburgh**	**PA**	**15222**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 2 2003

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PNC Capital Markets, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

Vice President and Controller
Title

[signature] 2-19-03
Notary Public

Notarial Seal
Joy A. Damico, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires October 7, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Capital Markets, Inc.

Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934

Consolidated Statement of Financial Condition
December 31, 2002 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

PNC CAPITAL MARKETS, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
PNC Capital Markets, Inc.

We have audited the accompanying consolidated statement of financial condition of PNC Capital Markets, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of PNC Capital Markets, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2003

PNC CAPITAL MARKETS, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
(In thousands)

ASSETS

ASSETS:	
Cash and cash equivalents	$ 3,808
Receivables from brokers, dealers and others	64,085
Other receivables	444
Securities owned, at market value:	
U.S. government	5,932
State and municipal	110,448
Other debt securities	3,170
Securities pledged as collateral	58,000
Securities purchased under agreements to resell	466,145
Other assets	6,940
TOTAL	$ 718,972

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Short-term borrowings from affiliate	$ 50,000
Other short-term borrowings	31,214
Securities sold under agreements to repurchase	452,412
Securities sold, not yet purchased	5,927
Payables to brokers, dealers and others	77,554
Deferred revenue	1,138
Other liabilities	11,574
Total liabilities	629,819
SUBORDINATED LIABILITIES	82,689
SHAREHOLDER'S EQUITY:	
Common stock, par value $100 per share—authorized 1,000 shares, issued and outstanding 100 shares	10
Additional paid-in capital	-
Retained earnings	6,454
Total shareholder's equity	6,464
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 718,972

See notes to the consolidated statement of financial condition.

PNC CAPITAL MARKETS, INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2002

1. ORGANIZATION

PNC Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is the majority shareholder of Three Rivers Securities, LLC (the "Subsidiary"), a registered broker and dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The minority interest is included in other liabilities in the consolidated statement of financial condition.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. Government and agency securities, mortgage-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation—The consolidated statement of financial condition includes the accounts of the Company and the Subsidiary. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated.

In preparing the consolidated statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition. Actual results may differ from such estimates, and such differences may be material to the consolidated statement of financial condition.

Cash Equivalents—Cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Securities Transactions—Proprietary securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained securities with a fair value of approximately $472.9 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

In the normal course of business, securities owned by the company may be pledged to others to collateralize the company's financing activities.

Securities Valuation—U.S. Government, state and municipal, other debt securities, futures contracts and securities sold, not yet purchased are stated at market value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase—Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. Government and agency obligations and are carried at the amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts and is included in other receivables and other liabilities in the statement of financial condition.

It is the policy of the Company to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Counterparties are primarily financial institutions and other brokers and dealers, which are deemed by the Company to be creditworthy pursuant to established Company and PNC guidelines. Risks may arise from the potential inability of counterparties to honor terms of these agreements. Accordingly, the Company could receive less than the resale price on the sale of collateral securities.

Securities Borrowed and Securities Loaned—Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. Securities borrowed and securities loaned are included in receivables from and payables to brokers, dealers and others in the statement of financial condition.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on borrowed and loaned transactions and is included in other receivables and other liabilities on the statement of financial condition.

Income Taxes—The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing agreement with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

3. FUTURES CONTRACTS

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to hedge against risk positions associated with trading activities as well as for speculative purposes. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to these risks is limited as

these transactions are executed on organized exchanges. Organized exchanges approve counterparties, require security deposits, and require daily payment of variation margins, all of which reduce credit risk. At December 31, 2002, the Company had futures contract commitments to sell U.S. government obligations of $2,000,000. The fair value of this commitment at December 31, 2002 was $41,000 and is included in other liabilities.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND OTHERS

Receivables from and payables to brokers, dealers and others arise from the settlement of securities transactions and consist of the following at December 31, 2002 (in thousands):

	Receivables	Payables
Securities failed to deliver/receive	$ 50,002	$ 50,002
Deposits on securities borrowed/loaned	14,015	14,003
Net trade date payable	-	13,519
Other amounts due from/to brokers and dealers	68	30
	$ 64,085	$ 77,554

5. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The required minimum net capital is equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness on an unconsolidated basis. At December 31, 2002, the Company had net capital of approximately $71.9 million, which was approximately $69.5 million in excess of its required net capital of approximately $2.4 million. The Company's net capital ratio was .51 to 1. At December 31, 2002, the Subsidiary was below its required minimum net capital level as it was nonoperational. Required regulatory notices were filed.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2002, qualified securities designated for the exclusive benefit of customers, which are included in U.S. Government securities owned, totaled approximately $1.0 million.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

6. INCOME TAXES

Significant components of the Company's deferred tax asset, included in other assets on the statement of financial condition, as of December 31, 2002 are as follows (in thousands):

	Federal	State	Total
Deferred revenue	$ 252	$ 72	$ 324
Employee benefits	(544)	(155)	(699)
Other	1,033	267	1,300
Net deferred tax asset	$ 741	$ 184	$ 925

Other temporary differences that give rise to deferred tax assets are deferred compensation, other post-employment benefits, state income tax, depreciation, capitalized software, capital stock tax, and general accruals.

7. RELATED PARTY TRANSACTIONS

Cash and cash equivalents include cash on deposit with an affiliate of approximately $1.1 million and cash invested in a money market fund managed by an affiliate of approximately $2.2 million.

Short-term funding is provided by an affiliate, PNC Funding Corp. through a $500.0 million line of credit, which is due on demand. The line of credit bears interest at the approximate interest rate on commercial paper issuances. At December 31, 2002, the outstanding balance was $50.0 million at a rate of 2.86%. Borrowings under this line of credit do not qualify as regulatory net capital nor are such amounts included as part of aggregate indebtedness.

The Company has a $50.0 million line of credit with another affiliate, PNC Bank, N.A., which bears interest at 125 basis points above the average national federal funds rate. Borrowings under this line of credit are collateralized by marketable securities owned by the Company and are due on demand. At December 31, 2002, the Company pledged U.S. Government obligations with a fair value of approximately $50.0 million. At December 31, 2002, there were no borrowings outstanding under this facility. In February 2003, the Company terminated this line of credit with PNC Bank. N.A.

During 2002, the Company declared and paid cash dividends in the amount of approximately $1.5 million to the Parent. The Company has a fixed rate subordinated loan in the amount of approximately $82.7 million with the Parent at a rate of 8.55% with final maturity on October 1, 2004. This loan is included as regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

In addition, the Company has an unsecured revolving variable rate subordinated loan agreement with PNC Funding Corp., which provides a revolving credit line of $100.0 million with final maturity on October 1, 2004. At December 31, 2002, the Company had no outstanding balance under this revolving subordinated loan agreement. Borrowings under this loan qualify as additional regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

The Company conducts investment advisory and financial advisory services on behalf of PNC Bank, N.A.

During the normal course of business, the Company may execute securities transactions with or sell securities under agreements to repurchase to an affiliate. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliate organizations. Such balances and transactions are listed in the table below as of December 31, 2002 (in thousands):

Assets:	
Other assets	$ 4,774
Liabilities:	
Securities loaned to a wholly owned subsidiary of the PNC Financial Services Group, Inc.	11,717
Other liabilities	3,538

8. EMPLOYEE BENEFIT PLANS

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that uses certain compensation levels, age and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2002, the projected benefit obligation did not exceed the fair value of plan assets.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2002, allocated Postretirement Benefits, included in other liabilities in the statement of financial condition, totaled approximately $1,521,400. No separate financial obligation data for the Company is available with respect to such plan.

9. LINES OF CREDIT

At December 31, 2002, the Company had a $250.0 million overnight line of credit with an outside financial institution, of which $25.0 million could be unsecured. The line of credit bears interest at the Effective Federal Funds Rate plus 25 basis points. There was a balance of approximately $31.2 million outstanding on the $250.0 million line of credit at December 31, 2002 at a rate of 1.41%. At December 31, 2002, the Company pledged municipal obligations with fair values of $8.0 million to secure this line of credit.

The Company also had a $500.0 million intraday line of credit with the same outside financial institution bearing interest at a fixed rate of 1%. There was no outstanding balance on this line at December 31, 2002.

In addition, the Company had a $100.0 million secured line of credit with a second outside financial institution bearing interest at the Effective Federal Funds Rate plus 37.5 basis points. There was no outstanding balance on this line at December 31, 2002.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instrument assets and liabilities are carried at fair value or at amounts which approximate fair value. Such instruments include cash and cash equivalents, cash and securities segregated for regulatory purposes or deposited with clearing organizations, repurchase and resale

agreements, securities borrowed and loaned, receivables, other short-term borrowings, liabilities to customers and brokers and dealers, accrued interest and other liabilities.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold short represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statements. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. LITIGATION

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such matters will have a material adverse effect on the Company's financial position.

13. COMMITMENTS

The Company adopted Financial Accounting Standards Board Interpretation Number 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* effective December 31, 2002. The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for those transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at December 31, 2002.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's financial statements.

The Company leases certain facilities and various types of equipment under noncancelable leases with remaining terms of less than five years with certain renewal options for like terms.

* * * * * *

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
PNC Capital Markets, Inc.

In planning and performing our audit of the consolidated financial statements of PNC Capital Markets, Inc. (the "Company"), for the year ended December 31, 2002 (on which we issued our report dated February 17, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary account of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 17, 2003